Exhibit 99.7

2016–17 Third Quarter

Fiscal Update and Economic Statement

2016–17 THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Table of Contents

2016–17 THIRD QUARTER FISCAL UPDATE

Third Quarter Overview	3

Fiscal Plan Highlights	4

Fiscal Plan Summary	4

Revenue and Expense Highlights	5

Assets and Liabilities	6

Balance Sheet Summary	6

Revenue	7

Operating Expense by Ministry	8

Disaster / Emergency Assistance Expense	8

Inventory Consumption Expense	8

Capital Amortization Expense	9

Debt Servicing Costs	9

Inventory Acquisition	9

Contingency Account	10

2016 –17 Financing Requirements	10

Capital Plan Highlights	11

Capital Plan Summary	11

ECONOMIC OUTLOOK

Return to Growth in 2017	12

Key Energy and Economic Assumptions	14

REPORTING METHODOLOGY AND LEGISLATIVE COMPLIANCE	15

NOTE:	Amounts presented in tables may not add to totals due to rounding.

ADDITIONAL COPIES OF THIS REPORT

may be obtained by visiting our website at: www.finance.alberta.ca/publications/budget/index.html

BUDGET 2016 • THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Economy recovering; deficit forecast holds steady

The impact of the oil price shock on Alberta’s economy appears to be subsiding, and key economic indicators are showing signs of stabilization or are in the early stages of recovery:

∎	Indicators of business activity, including drilling activity, manufacturing shipments and exports, have picked up in recent months.

∎	Despite elevated unemployment, the labour market is showing signs of stability with employment up 18,000 from the July bottom.

After declining 3.5% in 2015 and 2.8% in 2016, real GDP is forecast to grow 2.4% in 2017 (Figure 1).

The modest recovery in 2017 will be led by higher oil and manufacturing exports, public sector infrastructure investments and Ft. McMurray reconstruction. Federal approval of the Line 3 and Trans Mountain pipelines has improved business confidence on market access, with industry now looking to see progress on pipeline construction.

The forecast for the West Texas Intermediate (WTI) oil price has increased to US$48 per barrel (/bbl), up slightly from the $45/bbl forecast in the 2016-17 Second Quarter Fiscal Update and Economic Statement.

Notwithstanding an improved economic outlook moving forward, the 2014 collapse in global oil prices continues to have a profound impact on Alberta’s finances and on Albertans. While the economy has added jobs since the depths of the recession in July 2016, average weekly earnings remain below pre-recession levels, and corporate profits remain weak.

Despite the impact of the Wood Buffalo wildfire, increased demands on social programs, and an accounting treatment related to electricity generation transition payments, the deficit remains in line with the forecast contained in the 2016-17 Second Quarter Fiscal Update and Economic Statement, at $10.8 billion.

Overall, strong fundamentals will contribute to economic growth over the longer term. Alberta has the lowest overall tax burden among the provinces, high levels of private sector investment and labour force participation, a young, skilled, and educated workforce, and the most economic output and income per person among provinces (Figure 2).

2016 – 17 THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Fiscal Plan Highlights

A deficit of $10.8 billion is forecast for 2016-17, $444 million higher than estimated in Budget 2016, but in line with the first and second quarter forecasts. The $700 million revenue risk adjustment included in budget is being removed.

Total revenue is now forecast to be $42.9 billion, up $1.5 billion from the budget estimate, with higher resource revenue, investment income and federal transfers partly offset by lower tax revenue.

Total expense of $53.7 billion is forecast, an increase of $2.6 billion from budget, due largely to several extraordinary items:

∎	Operating expense has increased $1.8 billion. A net $1,055 million is due to accounting for payments to be made annually for the next fourteen years related to agreements made in 2016-17 for electricity generating facilities to phase-out coal use, by reporting this in 2016-17 expense (see page 15 for further details), partially offset by other Climate Leadership Plan expense being lower than budgeted. Another net $774 million of the increase is mainly for income support and other social programs, school enrolment growth, and Health programs.

∎	Disaster expense has also increased $1.1 billion due to wildfires and agriculture support. The non-cash reduction in unfunded pension obligations has increased, reducing expense by $0.3 billion.

The Capital Plan in 2016-17 is forecast at $7.3 billion, a decrease of $1.2 billion from budget, due primarily to re-profiling of projects to future years, as a result of slower-than-anticipated project progress, the Wood Buffalo wildfire, adverse weather and other factors.

FISCAL PLAN SUMMARY (millions of dollars)
Income Statement	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget[a]	Forecast	Budget
Revenue
Income tax revenue	15,552	15,730	14,803	(927)
Other tax revenue	5,168	6,037	5,743	(294)
Non-renewable resource revenue	2,789	1,364	2,430	1,066
Other revenue	18,991	18,304	19,962	1,658
Total Revenue	42,500	41,435	42,938	1,503
Expense
Operating expense (net of in-year savings)	43,189	44,094	44,868	774
Climate Leadership Plan operating expense	-	325	1,380	1,055
Disaster assistance (with operating 2013 flood support)	563	246	615	369
Wood Buffalo Disaster Recovery Program	-	-	739	739
Capital grants (including 2013 flood support)	1,911	2,288	2,221	(67)
Climate Leadership Plan capital grants	-	5	-	(5)
Amortization / inventory consumption / disposal losses	3,131	3,208	3,242	34
General debt servicing costs	330	367	403	36
Capital Plan debt servicing costs	446	629	624	(5)
Pension provisions	(630)	(65)	(348)	(283)
Total Expense	48,942	51,097	53,744	2,647
Risk Adjustment	-	(700)	-	700
Surplus / (Deficit)	(6,442)	(10,362)	(10,806)	(444)
Capital Plan
Capital grants	1,911	2,288	2,221	(67)
Capital investment	4,647	6,188	5,095	(1,093)
Climate Leadership Plan (capital grants)	-	5	-	(5)
Climate Leadership Plan (capital investment)	-	-	4	4
Total Capital Plan	6,558	8,481	7,320	(1,161)

a	Budget revenue has been increased by $59 million due to an accounting policy change made in the 2015–16 Government of Alberta Annual Report: donations to SUCH sector entities for endowments are now reported as revenue on the income statement instead of as adjustments to net assets on the balance sheet.

2016 – 17 THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Revenue and Expense Highlights

Total Revenue is forecast to be $42.9 billion, $1.5 billion higher than estimated in Budget 2016.

∎	Resource revenue has increased $1,066 million, to $2.4 billion, mainly from a higher oil price forecast, lower light-heavy differential, lower natural gas producer costs and higher well productivity, partly offset by a higher US-Canadian dollar exchange rate and lower natural gas prices.

∎	The West Texas Intermediate oil price forecast has increased from budget by US$6 to $48 per barrel. Fiscal year-to-date (February 17), prices have averaged US$47.50. The light-heavy differential forecast has declined by US$1 to $14.21. The natural gas Alberta Reference Price forecast has decreased 25 cents, to Cdn$2.15 per gigajoule, and the exchange rate forecast has increased by 2.5 cents, to 76 US¢/Cdn$.

∎	Personal income tax revenue has increased $54 million from budget, to $11.5 billion, due to a positive $510 million prior-years’ adjustment (higher 2015 assessment data means 2014-15 and 2015-16 revenue was under-reported), partly offset by a net $456 million decrease from lower household income growth.

∎	Corporate income tax revenue is forecast at $3.3 billion, a decrease of $981 million from Budget 2016, due mainly to lower-than-expected 2015-16 revenue (the base used to forecast), the weak economy and the Wood Buffalo wildfire.

∎	Federal transfers are estimated at $7.9 billion, $664 million higher than budget. The increase comprises $509 million in Wood Buffalo wildfire assistance (an $82 million increase from second quarter, due to added assistance to Wood Buffalo), $77 million in higher agriculture insurance premiums, $40 million for public transit, water/wastewater and social housing infrastructure, and a net $38 million in other increases, mainly for social housing and employment programs.

∎	Investment income is now forecast at $2.9 billion, $771 million higher than the Budget 2016 estimate, due mainly to stronger-than-expected Canadian and global equity markets.

∎	Total revenue from other sources is forecast at $14.9 billion, $72 million lower than budget. An increase of $237 million in Other revenue, mainly from higher Climate Change and Emissions Management Fund compliance payments, and recoveries of drug and other health care costs from third parties, is offset by a net $309 million reduction, primarily from decreased tax revenue due to lower-than-expected fuel and tobacco consumption.

Total Expense is forecast to be $53.7 billion, $2.6 billion higher than estimated in Budget 2016.

∎	Operating expense is forecast at $46.2 billion, $1.8 billion higher than Budget 2016, due to the accounting for coal phase-out agreements and a net $774 million increase in other operating expense.

∎	Climate Leadership Plan (CLP) expense has increased due to accounting for agreements made in 2016-17 for electricity generating facilities to phase-out coal use by reporting $1,132 million in 2016-17 expense, partly offset by decreases of $77 million in other CLP expense.

∎	Main operating expense increases include: $284 million in Health; $179 million mainly for income support, child intervention and people with disabilities programs; $104 million mainly for school enrolment growth; $72 million primarily for agriculture income support and insurance, and small brewer grants; $53 million for volume and staffing pressures in Justice and Solicitor General. An additional $81 million of increases are more than offset by net decreases of $249 million from in-year savings, lapses, reductions in dedicated revenue and transfers to capital spending across other ministries. The $250 million budgeted in-year savings has been removed.

∎	Disaster assistance of $1.4 billion is forecast, $1.1 billion higher than budget, including $739 million for the Wood Buffalo wildfire (up $96 million from second quarter), $252 million for wildfire-fighting costs (down $117 million from second quarter) and $328 million in other assistance primarily for agriculture indemnities. These are partly offset by a net $11 million reduction in 2013 Alberta flood assistance and removal of the $200 million unallocated disaster assistance included in the budget.

∎	The overall fiscal impact of the Wood Buffalo wildfire is now estimated at $530 million: $739 million in Disaster Recovery Program expense, a $300 million reduction to revenue, primarily corporate income tax, partially offset by $509 million in federal assistance.

∎	Capital grants of $2.2 billion are $72 million lower, due mainly to re-profiling $170 million in carbon capture and storage grants, partly offset by higher federal funding and transfers from capital investment.

∎	Other expense of $3.9 billion is down $218 million from budget. Increased inventory consumption and debt servicing costs are offset by lower amortization and a greater reduction in the valuation of unfunded pension liabilities.

2016 – 17 THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Assets and Liabilities

Financial Assets of $64.7 billion are forecast for March 31, 2017, an increase of $0.6 billion from 2016.

∎	Heritage Fund, endowment and other fund assets are increasing by $0.4 billion, from inflation-proofing and net income retention.

∎	Assets of the Agriculture Financial Services Corporation (AFSC) and Alberta Capital Finance Authority (ACFA) are increasing by $1 billion due to net income retention and increased lending activity, mainly of ACFA, funded by borrowing (liabilities increase equally).

∎	Other financial assets are increasing by $1.9 billion.

∎	The Contingency Account balance is decreasing $1.6 billion, leaving a year-end balance of $2 billion. The Account has been drawn down to fund annual deficits, after a variety of cash adjustments are applied, including differences between reported accrued revenue and expense and actual cash receipts and outlays, net income retention by various funds, entities and business enterprises, and cash borrowing.

∎	$1 billion is being withdrawn from the Capital Plan financing account to fund capital spending; $0.8 billion remains available for future years.

Liabilities are forecast at $74.2 billion on March 31, 2017, a $14.1 billion net increase from March 31, 2016.

∎	Liabilities for capital projects are increasing $4.7 billion, reflecting $4.7 billion in direct borrowing, $0.1 billion in alternative financing, less $0.1 billion in principal repayments on completed private-public partnership projects (P3s).

∎	Direct borrowing for the Fiscal Plan is increasing $7.6 billion from March 31, 2016. This is $2.2 billion higher than budget, comprising $227 million for 2016-17 needs and $2 billion being undertaken to take advantage of current market opportunities and for early year 2017-18 cash management.

∎	AFSC and ACFA liabilities are increasing $0.8 billion, offset by increased loans receivable.

∎	Other liabilities are up $1.2 billion.

∎	The government obligations for pension plan liabilities are decreasing by $0.3 billion.

Capital and other non-financial assets are forecast at a net $47.3 billion on March 31, 2017, a $2.6 billion net increase from March 31, 2016. This reflects: the addition of $5.1 billion in capital assets less $2.3 billion in amortization and disposals; addition of $0.9 billion in inventory assets (e.g. land held for resale, vaccines, gravel) less $0.9 billion in consumption of inventory; and a $0.1 billion increase in deferred capital contributions.

Net Assets of $37.7 billion are forecast for March 31, 2017, a $10.8 billion decrease from March 31, 2016, reflecting the deficit for 2016-17.

BALANCE SHEET SUMMARY

(millions of dollars)

	At March 31			Change
	2016	2017		from
	Actual	Budget[a]	Forecast	2016
Financial Assets
Heritage Fund, endowment and other funds	19,262	19,615	19,673	411
Contingency Account	3,625	-	2,007	(1,618)
Self-supporting lending organizations	20,204	21,349	21,161	957
Capital Plan financing account	1,892	129	849	(1,043)
Other financial assets (including SUCH sector)	19,042	20,355	20,974	1,932
Total Financial Assets	64,025	61,448	64,664	639
Liabilities
Liabilities for capital projects	19,040	24,180	23,785	4,745
Debt for pre-1992 Teachers’ Pension Plan	944	944	944	-
Direct borrowing for the Fiscal Plan	-	5,369	7,603	7,603
Self-supporting lending organizations	17,941	18,790	18,779	838
Other liabilities (including SUCH sector)	11,653	11,765	12,880	1,227
Pension liabilities	10,566	10,501	10,218	(348)
Total Liabilities	60,144	71,549	74,209	14,065
Net Financial Assets	3,881	(10,101)	(9,545)	(13,426)
Capital / other non-financial assets	47,311	51,157	50,053	2,742
Spent deferred capital contributions	(2,650)	(2,876)	(2,772)	(122)
Net Assets	48,542	38,180	37,736	(10,806)
Change in Net Assets (before adjustments)	(6,442)	(10,362)	(10,806)

[a]	Budget numbers have been restated to reflect 2015-16 actual results.

2016–17 THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

REVENUE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Income Taxes
Personal income tax	11,357	11,405	11,459	54
Corporate income tax	4,195	4,325	3,344	(981)
	15,552	15,730	14,803	(927)
Other Taxes
Education property tax	2,255	2,414	2,414	-
Fuel tax	1,370	1,469	1,350	(119)
Tobacco tax	980	1,139	1,019	(120)
Insurance taxes	403	590	585	(5)
Carbon levy	-	274	230	(44)
Freehold mineral rights tax	79	71	69	(2)
Tourism levy	81	80	76	(4)
	5,168	6,037	5,743	(294)
Non-Renewable Resource Revenue
Bitumen royalty	1,223	656	1,263	607
Crude oil royalty	689	333	600	267
Natural gas and by-products royalty	493	151	219	68
Bonuses and sales of Crown leases	203	95	191	96
Rentals and fees / coal royalty	181	129	157	28
	2,789	1,364	2,430	1,066
Transfers from Government of Canada
Canada Health Transfer	4,014	4,223	4,201	(22)
Canada Social Transfer	1,516	1,563	1,558	(5)
Direct transfers to SUCH sector / Alberta Innovates Corp.	404	500	504	4
Agriculture support programs	308	300	377	77
Infrastructure support	267	282	322	40
Labour market agreements	177	178	195	17
Other (includes $509 million for Wood Buffalo wildfire)	456	232	786	554
	7,142	7,278	7,943	664
Investment Income
Alberta Heritage Savings Trust Fund	1,388	1,185	1,876	691
Endowment funds	347	256	350	94
Alberta Capital Finance Authority	184	157	185	28
Agriculture Financial Services Corporation	132	137	132	(5)
Other (includes SUCH sector / Contingency Account)	493	380	343	(37)
	2,544	2,115	2,886	771
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,553	1,451	1,428	(23)
AGLC – Liquor	856	868	864	(4)
Alberta Treasury Branches	108	27	54	27
Other – CUDGCo / APMC	53	70	58	(12)
	2,570	2,416	2,404	(12)
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,158	1,157	1,157	-
Health / school board fees and charges	702	711	695	(16)
Motor vehicle licences	517	528	505	(23)
Crop, hail and livestock insurance premiums	299	301	367	66
Energy industry levies	303	303	303	-
Land titles	80	79	72	(7)
Other (includes land and grazing, health benefits premiums)	515	570	547	(23)
	3,574	3,649	3,646	(3)
Other
SUCH sector sales, rentals and services	971	950	1,046	96
SUCH sector fundraising, donations and gifts	738	627	621	(6)
AIMCo investment management charges	267	307	294	(13)
Fines and penalties	256	209	210	1
Refunds of expense	358	140	203	63
Climate change and emissions management	200	101	200	99
Miscellaneous	371	512	509	(3)
	3,161	2,846	3,083	237
Total Revenue	42,500	41,435	42,938	1,503

2016–17 THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

OPERATING EXPENSE BY MINISTRY (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Advanced Education	5,213	5,392	5,370	(22)
Agriculture and Forestry	989	1,036	1,108	72
Children’s Services	1,122	1,136	1,164	28
Community and Social Services	3,004	3,222	3,373	151
Culture and Tourism	289	285	294	9
Economic Development and Trade	243	337	317	(20)
Education	7,553	7,544	7,648	104
Energy	549	549	470	(79)
Environment and Parks	388	403	415	12
Executive Council	25	27	26	(1)
Health	18,506	18,959	19,243	284
Indigenous Relations	175	183	183	-
Infrastructure	491	496	493	(3)
Justice and Solicitor General	1,377	1,367	1,420	53
Labour	188	210	204	(6)
Municipal Affairs	246	262	248	(14)
Seniors and Housing	559	576	588	12
Service Alberta	240	251	244	(7)
Status of Women	1	8	7	(1)
Transportation	462	471	464	(7)
Treasury Board and Finance	1,432	1,505	1,463	(42)
Legislative Assembly	132	125	126	1
In-year savings	-	(250)	-	250
Climate Leadership Plan:
Energy	-	-	1,138	1,138
Environment and Parks	-	230	136	(94)
Treasury Board and Finance	-	95	92	(3)
Other (Agriculture and Forestry / Indigenous Relations / other)	-	-	14	14
Total Operating Expense	43,189	44,419	46,248	1,829

DISASTER / EMERGENCY ASSISTANCE EXPENSE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Agriculture and Forestry - wildfires	387	-	252	252
Agriculture and Forestry - agriculture indemnities / Bovine Tuberculosis assistance	141	-	327	327
Municipal Affairs - Wood Buffalo wildfire / MD of Opportunity 2015 wildfire	3	-	740	740
2013 Alberta flood assistance (Environ. & Parks / Indigen. Rel. / Infrastructure / other)	33	46	35	(11)
Unallocated	-	200	-	(200)
Total Disaster / Emergency Assistance	563	246	1,354	1,108

INVENTORY CONSUMPTION EXPENSE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Health	846	754	829	75
Infrastructure	3	14	3	(11)
Service Alberta	14	8	11	3
Transportation	43	50	50	-
Other (Agriculture and Forestry / Culture and Tourism / Seniors and Housing)	5	2	2	-
Total Inventory Consumption Expense	911	828	895	67

2016–17 THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

CAPITAL AMORTIZATION EXPENSE (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Advanced Education	486	503	503	-
Agriculture and Forestry	25	29	29	-
Children’s Services	3	3	3	-
Community and Social Services	8	4	7	3
Culture and Tourism	3	3	3	-
Economic Development and Trade	5	5	5	-
Education	331	362	358	(4)
Energy	23	20	20	-
Environment and Parks	42	44	44	-
Health	608	605	587	(18)
Infrastructure	103	119	119	-
Justice and Solicitor General	12	59	44	(15)
Labour	2	1	1	-
Municipal Affairs	2	3	3	-
Seniors and Housing	33	38	40	2
Service Alberta	36	42	41	(1)
Transportation	474	514	514	-
Treasury Board and Finance	18	21	21	-
Legislative Assembly	4	4	4	-
Total Amortization Expense	2,217	2,379	2,346	(33)

DEBT SERVICING COSTS (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
General
Advanced Education – post-secondary institutions	41	43	40	(3)
Agriculture and Forestry – Agriculture Financial Services Corporation	68	72	69	(3)
Education – school boards	10	10	9	(1)
Health – Alberta Health Services	15	17	17	-
Seniors and Housing – Alberta Social Housing Corporation	8	6	6	-
Treasury Board and Finance – Alberta Capital Finance Authority / other	188	219	262	43
Total general debt servicing costs	330	367	403	36
Capital Plan
Education – Alberta Schools Alternative Procurement P3s	30	29	29	-
Transportation – ring road P3s	71	83	83	-
Treasury Board and Finance – direct borrowing	345	517	512	(5)
Total Capital Plan debt servicing costs	446	629	624	(5)
Total Debt Servicing Costs	776	996	1,027	31

INVENTORY ACQUISITION (millions of dollars)	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Health	843	756	825	69
Infrastructure	13	3	3	-
Service Alberta	14	8	11	3
Transportation	44	50	50	-
Other (Agriculture and Forestry / Culture and Tourism)	2	2	2	-
Total Inventory Acquisition	915	819	891	72

2016–17 THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

CONTINGENCY ACCOUNT

(millions of dollars)
	Fiscal Year			Change
	2015-16	2016-17		from
	Actual	Budget	Forecast	Budget
Balance at start of year	6,529	3,793	3,625	(168)
Surplus / (deficit)	(6,442)	(10,362)	(10,806)	(444)
Cash adjustments (negative = cash requirement; positive = cash source)
SUCH / Alberta Innovates own-source revenue / expense	563	156	390	234
Pension provisions (non-cash expense)	(630)	(65)	(348)	(283)
Net deferred capital contribution adjustment (excluding SUCH)	73	186	81	(105)
Retained income of funds, agencies and accounts:
Alberta Heritage Savings Trust Fund inflation-proofing	(209)	(243)	(212)	31
Alberta Treasury Branches	(108)	(27)	(54)	(27)
Agriculture Financial Services Corporation	(149)	(296)	(115)	181
Endowment funds	(179)	(77)	(166)	(89)
Alberta Social Housing Corporation	(17)	54	(11)	(65)
Alberta Capital Finance Authority	(56)	(52)	(60)	(8)
Climate Change and Emissions Management Fund	(194)	119	(53)	(172)
Carbon Levy account	-	(119)	1,044	1,163
Other	(88)	(77)	(26)	51
Energy royalties (difference between accrued revenue and cash)	60	(50)	264	314
Student loans	(362)	(341)	(463)	(122)
Other cash adjustments	309	(445)	(276)	169
2013 Alberta flood assistance revenue / expense	(86)	(121)	(270)	(149)
2016 Wood Buffalo wildfire revenue / expense	-	-	(5)	(5)
Inventory acquisition	(127)	(127)	(129)	(2)
Inventory consumption (non-cash expense)	125	135	133	(2)
Capital Plan (excluding SUCH sector) cash sources / (requirements):
Capital investment	(3,888)	(5,237)	(4,149)	1,088
Amortization / book value of disposals (non-cash expense)	849	935	928	(7)
Withdrawal from / (deposit to) Capital Plan financing account	(1,892)	1,763	1,043	(720)
Direct borrowing for the Capital Plan	7,016	5,035	4,686	(349)
Alternative financing (P3s – public-private partnerships)	143	145	99	(46)
Current principal repayments (P3s)	(41)	(51)	(51)	-
Surplus / (Deficit) plus net cash adjustments	(5,330)	(9,162)	(8,526)	636
Cash from prior-year final results	1,731	-	(695)	(695)
Cash to be transferred next year	695	-	-	-
Direct borrowing for the Fiscal Plan	-	5,369	7,603	2,234
Balance at End of Year	3,625	-	2,007	2,007

2016–17 FINANCING REQUIREMENTSa

(millions of dollars)

	First 9 months of 2016-17			Fiscal Year			Change
				2015-16	2016-17		from
	Estimate	Actual	Change	Actual	Budget	Forecast	Budget
Financing Requirements / Completed to Date
Direct borrowing for capital purposes	2,518	4,686	2,169	7,016	5,035	4,686	(349)
Direct borrowing for the Fiscal Plan	2,685	7,298	4,614	-	5,369	7,603	2,234
Term debt borrowing for provincial corporations[b]:
Agriculture Financial Services Corporation	187	196	10	182	373	373	-
Alberta Capital Finance Authority	795	1,453	658	1,402	1,590	1,590	-
Alberta Petroleum Marketing Commission	166	230	65	-	331	331	-
Alberta Treasury Branches	725	699	(26)	295	1,450	699	(751)
Total Financing Requirements / Completed to Date	7,074	14,562	7,488	8,895	14,148	15,282	1,134

[a]	Since December 31 2016, additional debt has been issued for Alberta Capital Finance Authority (Cdn$1,131 million) and for the Alberta Petroleum Marketing Commission (Cdn$100 million). Another $52 million was borrowed in January to on-lend to the Balancing Pool.

[b]	Gross borrowing requirements for provincial corporations. Include amounts of maturing debt being re-financed.

2016–17 THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Capital Plan Highlights

2016-17 Capital Plan spending is forecast to be $7.3 billion, a decrease of $1.2 billion from Budget 2016, but over $1 billion higher than the average of the previous five years’ capital plans.

Increases of $92 million in SUCH-sector projects, primarily at post-secondary institutions, $101 million in projects carried forward from 2015-16, mainly for 2013 Alberta flood recovery, and a net $44 million in projects funded by increased revenue, are more than offset by a net $1.2 billion in project re-profiling, due mainly to project progress, the Wood Buffalo wildfire, adverse weather and other factors, a net $107 million transferred to operating expense, primarily related to school board maintenance, and a net $126 million in decreases and cost savings on projects such as the Southwest Calgary Ring Road (SWCRR).

Direct borrowing of $4.7 billion is forecast, a decrease of $349 million from budget, due mainly to additional borrowing in 2015-16, and the lower spending forecast for 2016-17.

Cash received for capital purposes has decreased $92 million, and alternative financing is $46 million lower, due mainly to re-profiled and reduced federal and private sector partner funding for the SWCRR. Lower Alberta Social Housing Corporation spending has reduced agency retained contributions by $49 million.

CAPITAL PLAN SUMMARY

(millions of dollars)

	Fiscal Year			Change from
	2015-16	2016-17
By ministry	Actual	Budget	Forecast	Budget

Advanced Education	767	966	1,056	90
Agriculture and Forestry	50	51	53	2
Children’s Services	3	2	2	-
Community and Social Services	3	3	4	1
Culture and Tourism	40	48	48	-
Economic Development and Trade	5	9	8	(1)
Education	1,060	1,900	1,327	(573)
Energy	176	215	45	(170)
Environment and Parks	40	51	50	(1)
Health	712	958	779	(179)
Indigenous Relations	18	3	8	5
Infrastructure	232	372	247	(125)
Justice and Solicitor General	54	39	26	(13)
Labour	3	1	2	1
Municipal Affairs	1,142	1,503	1,486	(17)
Seniors and Housing	93	289	249	(40)
Service Alberta	41	105	85	(20)
Transportation	1,906	1,670	1,510	(160)
Treasury Board and Finance	22	21	21	-
Legislative Assembly	1	1	1	-
2013 Alberta flood assistance:
Environment and Parks	110	204	240	36
Infrastructure	5	11	12	1
Municipal Affairs	17	14	14	-
Transportation	59	42	38	(4)
Other (Education / Health)	-	-	5	5
Climate Leadership Plan – various	-	5	4	(1)
Total Capital Plan	6,558	8,481	7,320	(1,161)

Capital Plan Financing
Cash received / assets donated for capital purposes	405	554	462	(92)
Retained income of funds and agencies	95	121	72	(49)
SUCH sector self-financed	759	858	950	92
Climate Leadership Plan	-	5	4	(1)
Book value of capital asset disposals	32	-	4	4
Alternative financing (P3s)	143	145	99	(46)
Direct borrowing	7,016	5,035	4,686	(349)
Capital Plan financing account withdrawal / (deposit)	(1,892)	1,763	1,043	(720)
Total Capital Plan Financing	6,558	8,481	7,320	(1,161)

BUDGET 2016 • THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Return to growth in 2017

The impact of the oil price shock on the Alberta economy appears to be subsiding. Many economic indicators are showing signs of stabilization or in the early stages of recovery, including employment, drilling and manufacturing. The economy is expected to expand in 2017, driven by oil and manufacturing exports, public sector infrastructure spending and reconstruction in Fort McMurray. The recovery in 2017, however, will be modest due to the lingering effects of low oil prices on investment and consumer spending. Real GDP is forecast to grow 2.4% in 2017 (Figure 1) compared with 1.9% at Budget 2016. This follows a contraction of 2.8% in 2016, which was deeper than expected at Budget 2016 due primarily to wildfire-related disruptions and lower exports.

Even as the economic recovery begins to take shape, business and household incomes, in addition to government revenue, will remain well below pre-recession levels. Nominal GDP, a broad measure of income, is forecast to improve by 5.5% this year but remain 12% below the 2014 peak.

Alberta Business Sector

Production cuts lift oil price

Oil prices improved in the fourth quarter of 2016 and maintained some momentum in early 2017. Prices were supported by an agreement between OPEC and major non-OPEC producers to cut oil production by almost 2 million barrels per day over the first half of 2017. This lifted oil prices above US$50/bbl. As a result, the oil price forecast for 2016-17 has been revised to US$48/bbl, up US$6/bbl from Budget 2016. However, elevated inventories and increasing drilling and crude oil production in the US are expected to limit price gains in 2017.

Exports surge on production

Alberta’s real exports are expected to increase significantly in 2017, led by growing oil production and manufacturing. After recovering from the wildfires, Alberta’s non-conventional production reached the highest level on record in late 2016. Bitumen production is forecast to increase further in 2017 as several projects come on-line. In addition, the improvement in activity in the province has boosted manufacturing, which posted broad-based increases in major categories at the end of 2016 (Figure 2). Petrochemical and petroleum product production is set to expand further in 2017. After declining by 2.0% in 2016, real exports are expected to grow by 4.4% in 2017.

Drilling lifts energy investment

Rig activity is picking up in the province. Although drilling remains well below the 5-year average, it started recovering in mid-2016 as oil prices improved. In January 2017, the number of rigs drilling reached the highest level since early 2015.

BUDGET 2016 • THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

The improvement in activity is expected to carry through 2017 and increase conventional investment by over 20%. In the oil sands, the completion of several large projects in 2017 and cost cutting, which has reduced capital required to sustain existing operations, are expected to pull down investment by almost 7%.

Muted construction outlook

Outside the energy sector, investment continues to be hampered by declining private sector construction spending. Many construction projects underway prior to the oil price drop are winding down. Commercial and industrial spending declined through 2016, dragging down non-residential building construction by almost 8% from 2015. Permit data suggest this weakness will carry into 2017 and outweigh increases in government and institutional spending. On the residential side, housing starts weakened in 2016, falling 34% from 2015. Although wildfire reconstruction activity will lend some support, elevated inventories of multiple unit dwellings and high vacancy rates are expected to keep starts restrained in 2017.

Corporate profits remain weak

Improving oil prices and increased activity will boost corporate profits this year. However, profits were lower-than-expected in 2016 due to weaker economic activity and losses associated with the Wood Buffalo wildfire. The steep decline in profits during the recession means that net operating surplus is forecast to remain well below 2014 levels.

Alberta Household Sector

Population growth continues

Alberta’s population continues to grow, but at a slower rate. After solid growth of 1.8% in 2016, Alberta’s population is forecast to expand by 1.3% in 2017. Strong immigration and natural increase are supporting growth and keeping it above the national average. However, net interprovincial outflows have accelerated in recent quarters and will weigh on growth in 2017.

Labour market adjusting

Signs of improvement have begun to emerge in Alberta’s labour market. Employment has increased by almost 18,000 since the low in July 2016 (Figure 3). Employment is expected to post further gains in 2017, growing by 0.9%. The growth will be supported by an improvement in activity in the province and rebuilding efforts in Fort McMurray. The unemployment rate is forecast to come down from current levels to average 8% for the year, but remain elevated as people continue to join the labour force.

Partial recovery in earnings

Household earnings are expected to improve slightly this year following declines in the past two years. Average weekly earnings (AWE) in the goods sector showed signs of improvement in late 2016, up almost 4% from the low. Service sector earnings remain weak but appear to be stabilizing. AWE are forecast to grow 0.7% this year, down from 1% at Budget 2016. The modest gain in earnings will support growth in personal income of 1.8%, following an estimated decline of 3.5% in 2016.

Consumers spending to edge higher

A modest improvement in household incomes and increase in population are expected to support consumer spending. Real spending is forecast to grow by 0.7% in 2017, mainly due to increases on durables, which were hit particularly hard during the recession. Inflation is expected be a modest 1.9%.

Risks to the Outlook

∎	Lower oil prices remain the main risk to Alberta’s recovery. Geopolitical uncertainties, including U.S. trade policy under the new administration and elections in Europe, could dampen global growth and oil demand. Lower compliance by OPEC members and higher-than-expected US production could also lower oil prices.

∎	Slower population growth due to higher-than-expected out-migration would weigh on consumer spending and housing.

∎	On the upside, higher oil prices and an acceleration in the construction of approved pipelines could boost business confidence and strengthen Alberta’s recovery.

BUDGET 2016 • THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Key Energy and Economic Assumptions
Fiscal Year Assumptions	2015-16 Actual	2016-17 9 Month Actual	2016-17 Fiscal Year
			Budget	3rd Quarter
Prices
Crude Oil Price
WTI (US$/bbl)	45.00	46.61	42.00	48.00
Light-Heavy Differential (US$/bbl)	13.40	13.71	15.20	14.21
WCS @ Hardisty (Cdn$/bbl)	40.86	43.09	36.40	44.52
Natural Gas Price
Alberta Reference Price (Cdn$/GJ)	2.21	1.85	2.40	2.15
Production
Conventional crude oil (000s barrels/day)	508	N/A	524	436
Raw bitumen (000s barrels/day)	2,489	N/A	2,668	2,488
Natural gas (billions of cubic feet)	4,255	N/A	4,765	4,188
Interest rates
3-month Canada treasury bills (per cent)	0.48	0.50	0.54	0.50
10-year Canada bonds (per cent)	1.47	1.26	1.79	1.40
Exchange Rate (US¢/Cdn$)	76.3	76.4	73.5	76.0

Calendar Year Assumptions	2015 Calendar Year		2016 Calendar Year			2017 Calendar Year
	Budget	Actual	Budget	3rd Quarter		Budget	3rd Quarter
Gross Domestic Product
Nominal (millions of dollars)	333,069	326,433	318,677	310,126		344,040	327,077
per cent change	-11.4	-12.5	-4.3	-5.0		8.0	5.5
Real (millions of 2007 dollars)	315,253	310,640	310,992	301,852		316,901	309,075
per cent change	-1.5	-3.6	-1.4	-2.8		1.9	2.4
Other Indicators
Employment (thousands)	2,302	2,301	2,263	2,264[a]		2,283	2,285
per cent change	1.2	1.2	-1.7	-1.6[a]		0.9	0.9
Unemployment rate (per cent)	6.0	6.0	8.0	8.1[a]		7.5	8.0
Average Weekly Earnings (per cent change)	-0.3	-0.3	-0.6	-2.6		1.0	0.7
Primary Household Income (per cent change)	0.3	2.5	-1.4	-3.5		2.4	1.8
Net Corporate Operating Surplus (per cent change)	-51.9	-69.3	-18.0	-30.3		48.6	66.4
Housing starts (number of units)	37,500	37,282	22,200	24,533[a]		19,400	24,500
Alberta Consumer Price Index (per cent change)	1.1	1.1	1.5	1.1[a]		1.7	1.9
Population (July 1st, thousands)	4,196	4,180	4,247	4,253[a]		4,287	4,306
per cent change	1.8	1.7	1.2	1.8	[a]	1.0	1.3

[a]	Actuals

2016–17 THIRD QUARTER FISCAL UPDATE AND ECONOMIC STATEMENT

Method of Consolidation

The 2016-17 Third Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2016. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a public report on the accuracy of the Fiscal Plan on or before February 28. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2016-17 Third Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2016 estimates and third quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); the Contingency Account balance and cash adjustments; a summary balance sheet; the Capital Plan; and financing (borrowing) requirements. An updated Alberta economic outlook, with associated assumptions, is also provided.

Under the FPTA, operating expense increases, excluding those for dedicated revenue-operating expense, collective bargaining or other remuneration settlements, First Nations settlements, or increases funded by reserves of school boards, post-secondary institutions or Alberta Health Services, are limited to 1% of budgeted operating expense.

In 2016-17, the government entered into agreements to pay annual amounts of $97 million for fourteen years ($1,358 million in total, over 2017-18 to 2030-31) for electricity generation facilities to transition away from use of coal. The facility owners have to meet certain criteria annually to be eligible for the payments (e.g., residency in Alberta, investing certain amounts annually in the electricity sector, phasing-out coal use fully by 2030).

There were two approaches considered to account for this. The first method was to simply report the $97 million in annual payments in expense in each of the next fourteen years. The second was to report the net present value of the payments in 2016-17, the year the agreements were signed. The second method was supported by the Auditor General.

The decision to adopt the second method results in reporting an expense of $1,132 million in 2016-17, and adding an equivalent liability to the government balance sheet. As there is no exclusion in the FPTA for this extraordinary expense, the $1,132 million increase in operating expense results in a lack of compliance with the FPTA. Without this accounting requirement, the forecast would have been in compliance with the FPTA.